                                  FORM 18-K/A
           For Foreign Governments and Political Subdivisions Thereof

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              AMENDMENT NO. 10 TO
                                 ANNUAL REPORT
                                       of
                               PROVINCE OF ONTARIO
                                    (Canada)
                              (Name of Registrant)

                Date of end of last fiscal year: March 31, 2002

                             SECURITIES REGISTERED*
                      (As of the close of the fiscal year)

Title of Issue           Amounts as to which                 Names of exchanges
                         registration is effective           on which registered

N/A                      N/A                                  N/A

         Name and address of persons authorized to receive notices and communications from the Securities and Exchange Commission:

                                  Jamal Khokhar
                                   Counsellor
                                Canadian Embassy
                          501 Pennsylvania Avenue N.W.
                             Washington, D.C. 20001

                                   Copies to:
                                 Brice T. Voran
                             Shearman & Sterling
                       Commerce Court West, 199 Bay Street
                        Toronto, Ontario, Canada M5L IE8

* The Registrant is filing this annual report on a voluntary basis.

                               PROVINCE OF ONTARIO

     The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2002 (the "Annual Report") as follows:

     The following additional exhibit is added to the Annual Report:

     Exhibit (n)     Report on the Review of the 2003-04 Fiscal Outlook

                                SIGNATURE

     Pursuant to the  requirements  of the Securities  Exchange Act of 1934, the registrant  has duly caused this  amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

                                    PROVINCE OF ONTARIO
                                    (Name of registrant)

October 29, 2003                      By:   /s/ Gadi Mayman
                                        Name:   Gadi Mayman
                                        Title:  Executive Director
                                                Capital Markets Division
                                                Ontario Financing Authority

                              Exhibit Index

Exhibit (n):     Report on the Review of the 2003-04 Fiscal Outlook

                                                                     EXHIBIT (n)

                              Report on the Review of the 2003-04 Fiscal Outlook

Toronto, October 29, 2003

To the Honourable Dalton McGuinty,
Premier of Ontario

I have the honour of presenting to you this report on the review of the 2003-04 fiscal outlook for the Province of Ontario, carried out in accordance with the agreed-upon Terms of Reference.

I would like to acknowledge the co-operation and assistance of the staff of the
Ministry of Finance who provided invaluable help in carrying out the review.

Respectfully submitted,

Original signed by
Erik Peters, FCA

Toronto, 2003

Scope and Objectives

As agreed, I have carried out a review, which does not constitute an audit, of a comparison between the Budget for 2003-04, released on March 27, 2003, and the fiscal update for 2003-04 prepared by the Ministry of Finance as of
October 24, 2003.

The March 27, 2003 Budget for 2003-04 was presented by the government of the day. The October 24, 2003 update for the same fiscal year is the responsibility of the Ministry of Finance and has been prepared by the Ministry based on its assumptions about future events and the consensus economic outlook in
October 2003. The October update reflects the taxation and other fiscal policies underlying the March 2003 Budget.

Owing to the future-oriented nature of the assumptions and resulting information, neither the assumptions nor the information can be audited. This is why my review does not constitute an audit. The review involved enquiring about the information the Ministry provided, examining the support that the
Ministry provided for its assumptions and assessing the computations the
Ministry used to translate its assumptions into the October 24 update.

Conclusion

Since the 2003-04 fiscal outlook updated as of October 24, 2003, and the projected deficit contained in that outlook are based on assumptions regarding future events, actual results will vary from the information presented and the variations may be material. In this regard, Table VI lists a number of additional risks not included in the projected deficit amount, while Table VII lists uncertainties with positive potential. Also, government decisions after the date of this review (for example, whether to set aside funds against contingencies for the rest of the year, as noted under Observations) will have an impact on the projected deficit. I consider the projected deficit, before the impact of risks and uncertainties, future government decisions and unforeseen events, of
$5.6 billion to be based on assumptions that are reasonable at this time. For the reasons I have outlined above, I express no opinion as to what the actual deficit for the year ending March 31, 2004 will be.

Report on the Review of the 2003-04 Fiscal Outlook                                        1

Fiscal Accountability and Transparency

In light of the significant differences between the March 2003 Budget, the
June 30 Ontario Finances update and the current fiscal outlook, I urge the new government to consider legislation dealing with fiscal responsibility. The objective would be to improve accountability through greater transparency in and quality of budgets and updates such as the quarterly Ontario Finances. This approach would be more effective in ensuring fiscal accountability than legislation that limits government's flexibility in responding to fiscal challenges.

Summary Information

The information provided by the Ministry may be summarized as follows:

Table I. Unaudited summary of changes to 2003-04 fiscal outlook since March 2003 Budget
                                                                    $ billions
                                                  -----------------------------------------------
                                                        2003           Current        Impact
                                                       Budget          outlook      on deficit
------------------------------------------------- ----------------  ------------- ---------------
Revenue outlook (see Table II, below)                         71.6           67.2             4.4
Expenditure outlook (see Table III, below)                    70.6           72.1             1.5
Increase in stranded debt                                      0.0            0.7             0.7
Budgetary reserve                                              1.0            0.0           (1.0)
------------------------------------------------- ----------------  ------------- ---------------
Projected deficit for 2003-04                                  0.0            5.6             5.6
------------------------------------------------- ----------------  ------------- ---------------

Table II. Downward revisions in revenue outlook

                                                                                  $ millions
                                                                                ---------------
Impact of slower-than-budgeted economic growth on tax revenue                             1,290
Revised assumptions regarding federal Canada Health and Social
Transfer (CHST) payments                                                                    273
Lower-than-budgeted income from Crown corporations                                          961
Other revenue shortfalls, mainly asset sales target not met                               1,862
------------------------------------------------------------------------------  ---------------
Total projected revenue shortfall compared to March Budget                                4,386
------------------------------------------------------------------------------  ---------------

  2                                        Report on the Review of the 2003-04 Fiscal Outlook

Table III. Upward revisions in expenditure outlook

                                                                                 $ millions
                                                                              -----------------
Unspecified savings targets from Program Review and Evaluation
not met                                                                                     500
Year-end savings not identified or found                                                    300
SARS-related expenditures of $720 million, net of expected
recoveries of $250 million from the federal government                                      470
Various in-year approvals and other expenses not provided for in
the March 2003 Budget                                                                     1,038
Drawdown of contingency fund, completely allocated                                        (762)
----------------------------------------------------------------------------  -----------------
Total projected expenditure increase compared to March Budget                             1,546
----------------------------------------------------------------------------  -----------------

Observations

My observations are made without the benefit of the Public Accounts for the year ending March 31, 2003, which had not been tabled at the time of this review. As well, up-to-date unaudited financial performance information beyond June 30, 2003 was not available.

My observations fall into the following areas:

•    the impact of changes in assumptions used to update the fiscal outlook;
•    the increase in stranded debt from the electricity sector;
•    the impact of initiatives included in the March 2003 Budget that have not been acted upon;
•    other risks and uncertainties that are not included in the deficit number;
     and
•    setting up a contingency fund and a budgetary reserve for the remainder of the fiscal year.

Report on the Review of the 2003-04 Fiscal Outlook                                        3

Changed assumptions

The following table summarizes changes in assumptions used in developing the fiscal outlook that had a significant impact.

Table IV. Changes in assumptions with significant downward impact on revenues

                                                                                  Projected
                                                                                   impact,
                                                                                 $ millions
                                                                               ---------------
Taxation revenues:

Slower growth in real GDP (see Note 1, below)                                              695
Changed composition of real GDP growth (see Note 2, below)                                 265
Lower-than-expected 2002 Personal Income Tax assessments                                   200
Retail Sales Tax holiday for accommodations and admissions, to
counteract impact of SARS on tourism and entertainment industries                          130

Other revenues:

Revised assumptions regarding CHST payments (see Note 3, below)                            273
Lower-than-expected income from Crown corporations (see Note 4,
below)                                                                                     961
------------------------------------------------------------------------------ ---------------
Total                                                                                    2,524
------------------------------------------------------------------------------ ---------------

Notes:

1.   The current private-sector consensus forecast for Ontario's real growth in
     Gross Domestic Product (GDP) is 1.8 per cent, which is down by 1.2 percentage points from the 3.0 per cent growth assumption used in the
     March 2003 Budget. This is projected to result in a drop of $695 million in tax revenues for the 2003-04 fiscal year, according to Ministry of Finance calculations. Ontario's economy has weakened as a result of a number of events, including SARS and the rapid appreciation of the Canadian dollar.

2.   In addition, changes in the way GDP has grown will have a further impact on specific components of revenue. For example, the forecast for growth in wages and salaries, the key driver of Personal Income Tax and Employer
     Health Tax, has fallen from 6.0 to 3.6 per cent since the March 2003 Budget.

  4                                        Report on the Review of the 2003-04 Fiscal Outlook

3.   The revised assumptions regarding federal CHST payments comprised two components:

     a)  Eliminating the 2003-04 CHST top-up results in a $771 million increase in the projected deficit.

         The March 2003 Budget assumed that in January 2004 Ontario would receive a new CHST supplement of $771 million from the federal government. In the updated 2003-04 fiscal outlook, this amount has been deleted, as it is subject to confirmation by the federal government.
         That confirmation depends upon the federal government recording a specified surplus for the 2003-04 fiscal year.

         In addition, the terms of this CHST supplement would have to vary significantly from previous such supplements for the Province to record it as revenue for 2003-04. Ontario recorded previous supplements, in accordance with the underlying trust agreements, as revenues over three years, beginning in the year after they were provided by the federal government.

         Therefore, considerable uncertainty surrounds the supplement. First, the federal government may not provide it at all. Second, the terms on which it is given will determine whether it can be recorded as revenue in 2003-04. If both of these uncertainties were to be overcome, there would be a deficit reduction of up to $771 million.

     b)  Recording a portion of the 2002-03 CHST supplement as revenue in
         2003-04, consistent with Ontario's accounting treatment of previous
         CHST supplements, and other changes, results in a $498 million reduction in the projected deficit.

4.   The income from Crown corporations is expected to be lower by
     $961 million from that forecast in the March 2003 Budget, because of:

     a)  The projected decrease in the income of the Ontario Lottery and
         Gaming Corporation ($308 million) and of the Liquor Control Board of
         Ontario ($75  million) owing to SARS, the Iraq war and other events that reduced the number of visitors to Canada;

     b)  The estimated reduction in the income of Ontario Power Generation Inc.
         ($555 million), owing mainly to start-up costs of the Pickering A nuclear facility; and Hydro One Inc. ($23 million), owing mainly to the August
         2003 power outage. This reduces the forecast income from the two
         Crown corporations from $884 million to $306 million, which in turn

Report on the Review of the 2003-04 Fiscal Outlook                                        5

         accounts for part of the increase in the stranded debt of the electricity sector.

         Several factors, including the significant drop in the income of Ontario
         Power Generation Inc. (OPG), its low rate of return on equity, the ongoing problems and escalating costs of restarting the Pickering nuclear facility, and deferment of repayments of debt to the Province, clearly indicate the need to better deal with the Province's investment in OPG. This is an urgent matter, since OPG appears to depend more and more on financial support from the Province.

Increase in stranded debt of the electricity sector

The March 2003 Budget did not provide for any increase in stranded debt related to the electricity sector. The downward revision in the projected income of Ontario Power Generation Inc. and Hydro One Inc. results in an increase of
$364 million in stranded debt. The other component of the increase in stranded debt, amounting to $293 million, is attributable to the net impact of the 4.3-cent cap on the retail price of electricity legislated in December 2002 for certain classes of consumers.

These factors, and other changes that have a net impact of $46 million, result in a projected increase in stranded debt and consequently in the projected deficit  of $703 million. This and previous increases in stranded debt indicate that it is no longer appropriate to exclude the stranded debt of the electricity sector from the provincial debt.

Budget initiatives not acted upon

The March 2003 Budget included initiatives for which no detail was provided, as follows:

•    Other revenues, primarily gain on sale of unspecified assets: $1,862 million

     -   Although the March 2003 Budget provided for a gain on asset sales and rentals of $2,207 million, there has been only one major sale to date, that of the Government's share of Teranet, at an estimated gain of
         $132 million.

  6                                        Report on the Review of the 2003-04 Fiscal Outlook

     -   The Ministry of Finance has no information specifying which other assets were to be sold. Accordingly, the forecast revenue has been reduced to $439 million. In addition to the Teranet gain, the $439 million number represents other miscellaneous sales and rentals of $307 million, which is in line with normal results in previous years. The new government will have to assess the feasibility of attempting to reduce the projected deficit for 2003-04 by selling Crown assets.

     -   There have also been a number of additional reductions in expected other revenues, totalling $94 million, which are not related to asset sales and rentals.

     -   The net impact of these reductions is an increase of $1,862 million in the projected deficit, summarized as follows:

Table V. Other revenue shortfalls

--------------------------------------------------------------------------------------------------
                                                                        $ millions
                                                        ------------------------------------------
                                                            2003         Current        Change
                                                           Budget        outlook
------------------------------------------------------  ------------- -------------- -------------
Sales and rentals of government assets                          2,207           439*       (1,768)
Other (fees, licences and other non-tax
revenues)                                                       4,011          3,917          (94)
------------------------------------------------------  ------------- -------------- -------------
Total                                                           6,218          4,356       (1,862)
------------------------------------------------------  ------------- -------------- -------------
*    Includes the gain on sale of Teranet of $132 million.

•    Unspecified savings targets: $800 million

     -   The March 2003 Budget included unspecified savings of $500 million from "Program Review and Evaluation" and $300 million from a
         "Year-End Savings Target," without identifying these savings.

     -   To date, no action has been taken on these targets and therefore the projected deficit has been increased by $800 million. The new government will have to assess the feasibility of pursuing these targets in whole or part to provide relief (see Table VII).

Report on the Review of the 2003-04 Fiscal Outlook                                        7

Identified risks and uncertainties

The following table outlines risks that have been identified but are not reflected in the projected deficit, and may require funding decisions:

Table VI. Identified risks

-----------------------------------------------------------------------------------------------
                                                                                     $ millions
                                                                               ----------------
Residual system-wide hospital deficits                                                Up to 350
Other health-care expenditures                                                        Up to 150
Justice sector funding pressures                                                      Up to 150
Education sector funding pressures                                                     Up to 65
Costs above Independent Electricity Market Operator uplift charge                     Up to 150
Financial help to public entities for power outage                                     Up to 75
Impact of further strengthening of the Canadian dollar on revenues                  Unspecified
-----------------------------------------------------------------------------  ----------------

The following table lists other uncertainties that are not included in the projected deficit and may, at least in part, provide relief.

Table VII. Uncertainties with positive potential

----------------------------------------------------------------------------------------------
                                                                            Potential relief,
                                                                               $ millions
                                                                           -------------------
2003-04 CHST supplement (see Note 3a to Table IV)                                    Up to 771
Growth in real GDP of more than 1.8 per cent                                         Up to 200
Year-end savings, including hiring freeze                                            Up to 200
-------------------------------------------------------------------------- -------------------

  8                                         Report on the Review of the 2003-04 Fiscal Outlook

Contingency fund and budgetary reserve

The March 2003 Budget included a contingency fund of $762 million and, in line with the recommendations of the Ontario Financial Review Commission, a
budgetary reserve of $1.0 billion against unforeseen events that might put the fiscal plan at risk.

By the time of the update to the fiscal outlook in October 2003, the contingency fund had been allocated to unexpected costs and the Ministry of Finance had deemed the budgetary reserve to have been used up. However, the fiscal year is not over and there is some likelihood of additional costs or revenue shortfalls not included in the updated fiscal outlook. For this reason, the government may wish to establish a reserve and/or contingency fund to cover the remainder of
2003-04.

Report on the Review of the 2003-04 Fiscal Outlook                                        9